SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___ )*


                              Ambient Corporation
                                (Name of Issuer)


                         Common Stock, $.001 par value
                        -------------------------------
                         (Title of Class of Securities)


                                   02318N102
                                 (CUSIP Number)


                                January 9, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [_]     Rule 13d-1(b)
                    [X]     Rule 13d-1(c)
                    [_]     Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.            02318N102
                --------------------


------------------------------------------------------------------------------

(1)      Names of reporting persons
         I.R.S. Identification No. of above persons (entities only)

                              The Southern Company
                           ---------------------------
                                   58-0690070
------------------------------------------------------------------------------

(2)      Check the appropriate box if a member of a group             (a)[_]
         Not applicable                                               (b)[_]
------------------------------------------------------------------------------

(3)      SEC use only

------------------------------------------------------------------------------
(4)      Citizenship or place of organization              Delaware
                                              --------------------------------

------------------------------------------------------------------------------

                           (5)      Sole Voting Power            4,561,005
                                                     -------------------------
Number of --------------------------------------------------------------------
Shares
Beneficially               (6)      Shared Voting Power             0
                                                       -----------------------
Owned by ---------------------------------------------------------------------
Each
Reporting                  (7)      Sole Dispositive Power        4,561,005
                                                          --------------------
Person  ----------------------------------------------------------------------
With
                           (8)      Shared Dispositive Power         0
                                                            ------------------

(9)      Aggregate amount beneficially owned by each reporting person 4,561,005
                                                                    ----------

------------------------------------------------------------------------------

(10)     Check box if the aggregate amount in row (9)excludes certain shares [_]

------------------------------------------------------------------------------

(11)     Percent of class represented by amount in row (9)     5.6%
                                                          --------------------

------------------------------------------------------------------------------

(12)     Type of reporting person                                        CO
                                    ------------------------------------------
------------------------------------------------------------------------------

Item 1.
                  (a)      Name of Issuer

                           Ambient Corporation

                  (b)      Address of Issuer's Principal Executive Offices

                           1033 Beacon Street
                           Brookline, Massachusetts 02446

Item 2.
                  (a)      Name of Person Filing

                           The Southern Company

                  (b)      Address of Principal Business Office or, if None,
                           Residence

                           The Southern Company
                           270 Peachtree Street, NW
                           Atlanta, Georgia  30303

                  (c)      Citizenship

                           The Southern Company is a Delaware corporation.

                  (d)      Title of Class of Securities

                           Common Stock, $.001 par value

                  (e)      CUSIP Number

                           02318N102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable

                  (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b) [_]   Bank as defined in Section 3(a)(6) of the Exchange
                            Act.

                  (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) [_] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) [_] An employee benefit plan or endowment fund in accordance with rule 13d-1(b)(1)(ii)(F);

                  (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.           Ownership

                  (a)      Amount Beneficially Owned:  4,561,005 shares

                  (b) Percent of Class: 5.6% (based on 76,288,772 shares of Ambient Corporation Common Stock outstanding as of August 14, 2003, as reported in Ambient Corporation's Form 10-Q for the quarter ended
                           June 30, 2003)

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:         4,561,005*
                                                                                -------------------
                           (ii)     Shared power to vote or to direct the vote:          0
                                                                                 -----------------
                           (iii)    Sole power to dispose or to direct the disposition of:     4,561,005*
                                                                                            ------------------
                           (iv)     Shared power to dispose or to direct the disposition of:          0
                                                                                              -----------------

                  * The shares of Ambient Corporation Common Stock beneficially owned by The Southern Company are held of record by Southern Telecom, Inc., a Delaware corporation that is a wholly owned subsidiary of The Southern Company. This statement on Schedule 13G relates to warrants to purchase 4,561,005 shares of Ambient Corporation Common Stock that were issued to Southern Telecom, Inc. between January 2002 and March 2003. In January 2002, Southern Telecom, Inc. received warrants to purchase 2,684,000 shares of Ambient Corporation Common Stock, which represented approximately 9.6% of the outstanding Ambient Corporation Common Stock at that time. In August 2002, Southern Telecom, Inc. received 1,060,284 additional warrants to purchase Ambient Corporation Common Stock, which, together with the warrants held by Southern Telecom, Inc., represented approximately 8.5% of the outstanding Ambient Corporation Common Stock at that time. In March 2003, Southern Telecom, Inc. received 816,721 additional warrants to purchase Ambient Corporation Common Stock, which, with the warrants held by Southern Telecom, Inc., represented approximately 6.07% of the outstanding Ambient Corporation Common Stock at that time.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person

                  See Exhibit A attached hereto.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable

Item 9.           Notice of Dissolution of Group

                  Not Applicable

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 11, 2003

                                THE SOUTHERN COMPANY



                              /s/  Patricia L. Roberts
                            ----------------------------------
                             By: Patricia L. Roberts
                           Title: Assistant Secretary

                                    EXHIBIT A
                                  SUBSIDIARIES

         The 4,561,005 shares of Ambient Corporation Common Stock beneficially owned by The Southern Company are held of record by Southern Telecom, Inc., a Delaware corporation and wholly owned subsidiary of The Southern Company. As the parent of Southern Telecom, Inc., The Southern Company may be deemed to be the beneficial owner of the shares belonging to Southern Telecom, Inc.